Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 12, 2022

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of Shareholders of Quoin Pharmaceuticals Ltd. (the “Company”) will be held at The Logan, One Logan Square, Philadelphia, PA 19103, at 12:00 pm, US Eastern Time, on April 12, 2022.

The Annual Meeting is being called for the following purposes, as further described in the accompanying proxy statement (the “Proxy Statement”):

1.            To re-elect Michael Myers, Denise Carter, Joseph Cooper, James Culverwell, Dennis H. Langer, Natalie Leong, and Michael Sember to the Board of Directors (the “Board”) of the Company, each to serve as a director of the Company until the Company’s next annual general meeting of shareholders;

2.            To approve the increase in the Company's registered share capital from 12,500,000,000 ordinary shares (of no par value) to 50,000,000,000 ordinary shares (of no par value), and to amend the Company’s Articles of Association (the “Articles”) to reflect such increase, in the form attached as Annex A to the Proxy Statement;

3.            To approve a compensation policy for the Company's officers and directors, in the form attached as Annex B to the Proxy Statement;

4.            To approve the Company’s Amended and Restated Equity Incentive Plan, in the form attached as Annex C to the Proxy Statement;

5.            To approve the form of an indemnification and release agreement providing indemnification and release of the Company’s officers and directors to the full extent permitted under the Israeli Companies Law, 5759-1999 and the Articles, in the form attached as Annex D to the Proxy Statement;

6.            To approve and ratify the terms and conditions of employment of Dr. Michael Myers as the Company’s Chief Executive Officer, pursuant to the Executive Employment Agreement, dated March 9, 2018, as amended, between Quoin Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company (“Quoin Inc.”), and Dr. Michael Myers;

7.            To approve and ratify the terms and conditions of employment of Ms. Denise Carter as the Company’s Chief Operating Officer, pursuant to the Executive Employment Agreement, dated March 9, 2018, as amended, between Quoin Inc. and Ms. Denise Carter;

8.            To approve a grant of options to Dr. Michael Myers as the Company’s Chief Executive Officer;

9.            To approve a grant of options to Ms. Denise Carter as the Company’s Chief Operating Officer;

10.            To approve Dr. Michael Myers' annual discretionary bonus under his terms of employment as the Company's Chief Executive Officer;

11.            To approve Ms. Denise Carter's annual discretionary bonus under her terms of employment as the Company’s Chief Operating Officer;

12.            To approve and ratify the compensation program for the Company’s non-employee directors;

13.            To approve the grant of options to the Company’s non-employee directors pursuant to the Company’s compensation program for non-employee directors;

14.            To approve and ratify a special bonus for Dr. Michael Myers, in recognition of his contribution to the completion of the merger and private placement transactions of Quoin Inc.;

15.            To approve and ratify a special bonus for Ms. Denise Carter, in recognition of her contribution to the completion of the merger and private placement transactions of Quoin Inc.;

16.            To approve and ratify the terms of repayment of certain indebtedness of Quoin Inc. to Dr. Michael Myers;

17.            To approve and ratify the terms of repayment of certain indebtedness of Quoin Inc. to Ms. Denise Carter;

18.            To approve and ratify Dr. Michael Myers’ service as both the Company’s Chief Executive Officer and Chairman of the Board for a period of three years;

19.            To appoint Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company’s independent registered public accounting firm, until the Company’s next annual general meeting of shareholders;

20.            To present the financial statements of the Company for the fiscal year ended December 31, 2020; and

21.            To conduct any other business which may be properly brought before the Annual Meeting.

Our Board recommends that you vote in favor of each proposal (Items 1 through 19) on the agenda, as described in the Proxy Statement.

Only record holders of our ordinary shares and record holders of ordinary shares (“ADS holders”) represented by American Depositary Shares (“ADS”) at the close of business on March 4, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting, including any adjournment or postponement thereof.

Shareholders registered in the Company’s register of shareholders may vote in person or by completing, dating, signing and mailing the attached proxy card to 42127 Pleasant Forest Court, Ashburn, VA, 20148-7349 (the “Annual Meeting Mailing Address”), so that such proxy card is received no later than twenty-four (24) hours prior to the scheduled date and time of the Annual Meeting. Such shareholders must also provide the Company with a copy of their photo identification document, passport, certificate of incorporation or certificate of formation, as applicable, together with their signed and dated proxy card.

Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other nominee, must either direct the record holder of their shares on how to vote their shares, or obtain a legal proxy from the record holder to vote the shares at the Annual Meeting on behalf of the record holder, together with a proof of such record holder with respect to their holding of the shares on the Record Date, all of the above submitted to the Annual Meeting Mailing Address, so that they are received no later than twenty-four (24) hours prior to the scheduled date and time of the Annual Meeting. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

ADS holders should return their voting instructions by the date set forth on their voting instruction form.

Currently, we are not aware of any other matters that will come before the Annual Meeting. If any other business is properly brought before the Annual Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment. Should changes be made to any item on the agenda for the Annual Meeting after the publication of this notice, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on a Report on Form 6-K.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we urge you to read the proxy statement and vote. If you are unable to attend the Annual Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly.

By order of the Board of Directors,

/s/ Dr. Michael Myers
Dr. Michael Myers
Chief Executive Officer

March 8, 2022

Important Information Regarding Meeting Attendance

We intend to hold the Annual Meeting in person at the location described in this Notice. However, we are sensitive to the public health and travel concerns our shareholders and ADS holders may have, as well as any restrictions, requirements and/or recommendations which may be issued by relevant authorities and/or public health officials from time to time in light of the evolving public health crisis caused by COVID-19 (“Covid Restrictions”). If and to the extent we become aware of any Covid Restrictions likely to materially affect the Annual Meeting, we will keep our shareholders and ADS holders updated of such through publication of a press release, a copy of which will be furnished to the SEC on a Report on Form 6-K.

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 12, 2022

This Proxy Statement is furnished to our holders of ordinary shares, no par value per share, and holders of our ordinary shares (“ADS holders”) that are represented by American Depository Shares (“ADS”), collectively referred to as our “Shareholders”, in connection with the Annual General Meeting of Shareholders of Quoin Pharmaceuticals Ltd. (the “Annual Meeting”). The Annual Meeting will be held at The Logan, One Logan Square, Philadelphia, PA 19103, at 12:00 pm, US Eastern Time, on April 12, 2022.

Throughout this Proxy Statement, we use terms such as “we”, “us”, “our” and the “Company” to refer to Quoin Pharmaceuticals Ltd., and terms such as “you” and “your” to refer to our Shareholders.

As an Israeli company, we are subject to the Israeli Companies Law, 5759-1999 (including the regulations promulgated thereunder, the “Companies Law”). Capitalized terms in this Proxy Statement have the meaning assigned to those terms in our Articles of Association (the “Articles”) and the Companies Law, unless the context requires otherwise.

Agenda Items

The Annual Meeting is being called to consider the proposals set forth below (the “Proposals”) and to present the Company's financial statements for the fiscal year ended December 31, 2020.

Proposal 1

To re-elect Michael Myers, Denise Carter, Joseph Cooper, James Culverwell, Dennis H. Langer, Natalie Leong, and Michael Sember to the Board of Directors of the Company (the “Board”), each to serve as a director until the Company’s next annual general meeting.

Proposal 2

To approve the increase in the Company’s registered share capital from 12,500,000,000 ordinary shares (of no par value) to 50,000,000,000 ordinary shares (of no par value), and to amend the Articles to reflect such increase, in the form attached as Annex A hereto.

Proposal 3

To approve a compensation policy for the Company’s officers and directors, in the form attached as Annex B hereto.

Proposal 4

To approve the Company’s Amended and Restated Equity Incentive Plan, in the form attached as Annex C hereto.

Proposal 5

To approve the form of an indemnification and release agreement providing indemnification and release of the Company's officers and directors to the full extent permitted under the Companies Law and the Articles, in the form attached as Annex D hereto.

Proposal 6

To approve and ratify the terms and conditions of employment of Dr. Michael Myers as the Company’s Chief Executive Officer, pursuant to the Executive Employment Agreement, dated March 9, 2018, as amended, between Quoin Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company (“Quoin Inc.”) and Dr. Michael Myers.

Proposal 7

To approve and ratify the terms and conditions of employment of Ms. Denise Carter as the Company’s Chief Operating Officer, pursuant to the Executive Employment Agreement, dated March 9, 2018, as amended, between Quoin Inc. and Ms. Denise Carter.

Proposal 8

To approve a grant of options to Dr. Michael Myers as the Company’s Chief Executive Officer, as further described in this Proxy Statement.

Proposal 9

To approve a grant of options to Ms. Denise Carter as the Company’s Chief Operating Officer, as further described in this Proxy Statement.

Proposal 10

To approve Dr. Michael Myers’ annual discretionary bonus under his terms of employment as the Company’s Chief Executive Officer.

Proposal 11

To approve Ms. Denise Carter’s annual discretionary bonus under her terms of employment as the Company’s Chief Operating Officer.

Proposal 12

To approve and ratify the compensation program for the Company’s non-employee directors.

Proposal 13

To approve the grant of options to the Company’s non-employee directors pursuant to the compensation program for the Company’s non-employee directors.

Proposal 14

To approve and ratify a special bonus for Dr. Michael Myers, in recognition of his contribution to the completion of the merger and private placement transactions of Quoin Inc.

Proposal 15

To approve and ratify a special bonus for Ms. Denise Carter, in recognition of her contribution to the completion of the merger and private placement transactions of Quoin Inc.

Proposal 16

To approve and ratify the terms of repayment of certain indebtedness of Quoin Inc. to Dr. Michael Myers, as further described in this Proxy Statement.

Proposal 17

To approve and ratify the terms of repayment of certain indebtedness of Quoin Inc. to Ms. Denise Carter, as further described in this Proxy Statement.

Proposal 18

To approve and ratify Dr. Michael Myers’ service as both the Company’s Chief Executive Officer and Chairman of the Company’s Board, for a period of three years.

Proposal 19

To appoint Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company's independent registered public accounting firm, until the Company's next Annual General Meeting.

We are currently unaware of any other proposals that will be voted upon at the Annual Meeting. Should any other matters, which are subject to a vote of Shareholders, be properly raised at the Annual Meeting, the persons designated as proxies shall vote in accordance with their best judgment on those matters.

In accordance with the Companies Law, a shareholder or shareholders holding one percent (1%) or more of voting rights at the Annual Meeting may request an additional item to be included on the Annual Meeting agenda, by having such written request delivered to 42127 Pleasant Forest Court, Ashburn, VA, 20148-7349 by no later than March 15, 2022. To the extent there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Annual Meeting, by no later than March 22, 2022, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the Proposals set forth above.

Who Can Vote

Only Shareholders of record at the close of business on March 4, 2022 (the “Record Date”), are entitled to notice of, and to vote at, the Annual Meeting, including any adjournment or postponement thereof.

How You Can Vote

You can vote your ordinary shares by attending the Annual Meeting. If you do not plan to attend the Annual Meeting, the method of voting may differ for shares held as a record holder, shares held in “street name”, and shares underlying ADSs that you hold.

Registered Shareholders. Shareholders registered in the Company’s register of shareholders (“Registered Shareholders”) may vote their shares by attending the Annual Meeting and voting their shares in person or by completing, dating, signing and mailing the attached proxy card, which is available at www.sec.gov, to the Meeting Mailing Address. You must also provide the Company with a copy of your photo identification document, passport or certificate of incorporation, as the case may be. These documents must be received by the Company no later than twenty-four (24) hours prior to the scheduled date and time of the Annual Meeting.

Shareholders Holding in “Street Name.” Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker, or other nominee, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote at the Annual Meeting on behalf of the record holder, together with a proof of such record holder holding of the shares on the Record Date, to be submitted to the Annual Meeting Mailing Address and received no later than twenty-four (24) hours prior to the scheduled date and time of the Annual Meeting. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

ADS Holders. Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the ADS holders, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the ADS holders to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from an ADS holder (whether held directly by a beneficial holder or in “street name”) with respect to any of the ordinary shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts. You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, ADS holders who hold ADSs in more than one brokerage account may receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name may receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form you receive.

Our Board urges you to vote your shares so that they will be counted at the Annual Meeting or at any postponements or adjournments of the Annual Meeting.

Solicitation of Proxies

By appointing “proxies”, Shareholders may vote at the Annual Meeting, whether or not they attend. If a properly executed proxy in the attached form is received by us at least twenty-four (24) hours prior to the Annual Meeting (and in the case of ADS holders, received by BNY Mellon no later than the date indicated on the voting instruction form), all of the shares represented by the proxy shall be voted as indicated on the form, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment thereof. If a Shareholder instructs in a proxy to abstain from voting on a specific proposal, or if a duly executed proxy card is received with no voting preference noted, such shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, although they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us, or with BNY Mellon (in the case of ADS holders), a written notice of revocation, or a duly executed proxy bearing a later date.

Proxies are being distributed or made available to Shareholders on or about March 8, 2022. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Quorum

At the close of business on March 4, 2022, we had outstanding 3,354,653,999 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the Record Date is entitled to one vote upon each of the matters to be voted on at the Annual Meeting. In the count of the votes of Shareholders, abstentions will not be taken into account, but abstentions will be counted as ordinary shares present for the purpose of determining a quorum.

The Annual Meeting will be properly convened if at least two Shareholders attend the Annual Meeting in person or by signed and returned proxies, provided that they hold shares representing at least twenty-five percent (25%) of the outstanding voting rights of the Company. If such quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned for one week (to the same time and place), or to a later date as may be specified by the Board in the notice of the Annual Meeting or by notice to Shareholders eligible to vote. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our Shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposals

The approval of Proposals 1, 2, 4, 5, 7, 12, 13, 17, and 19 is subject to the affirmative vote of a majority of the Company’s issued and outstanding ordinary shares, including those represented by ADSs, voted in person or by proxy on such Proposal at the Annual Meeting, with abstentions not taken into account for voting purposes (the “Voted Shares”).

The approval of Proposals 3, 6, 8, 9, 10, 11, 14, 15, 16, and 18 is also subject to the affirmative vote of a majority of the Voted Shares, provided, however, that either: (a) a majority of those Voted Shares, which do not include shares of a Controlling Shareholder or shares of a Shareholder with a Personal Interest in the adoption of that Proposal (voted in person or by proxy) are voted in favor of the Proposal; or (b) the number of shares voted against the proposal is not greater than two percent (2%) of the number of the Company's issued and outstanding ordinary shares.

If Shareholders do not approve one or more of Proposals 3, 6, 8, 9, 10, 11, 14 or 15 at the Annual Meeting, it may be possible, under the Companies Law, to approve such non-approved Proposal or Proposals by our Compensation Committee and our Board making a determination, after re-examining such Proposal(s) and based on detailed reasons, that, notwithstanding the opposition to or lack of approval at the Annual Meeting, the approval of such Proposal or Proposals is nonetheless in the Company’s best interest.

For Proposals 3, 6, 8, 9, 10, 11, 14, 15, 16 and 18, which require a special majority approval as described above, Shareholders must declare whether or not they are a “Controlling Shareholder” of the Company, or have a “Personal Interest” in the adoption of that proposal. If you are voting by proxy or providing a voting instruction, this declaration can be made by making the appropriate indication next to your vote on the proxy card or voting instruction form, as applicable. Whether or not you are a “Controlling Shareholder” or have a “Personal Interest” in the adoption of a proposal, you must make this declaration in order to ensure that your vote is counted.

For the purpose of the declaration of Shareholders on the proxy card or voting instruction form, as applicable, and the determination of special majorities as described above, please note that the terms “Personal Interest,” “Relative,” and “Controlling Shareholder” are defined under the Companies Law as follows:

The “Personal Interest” of a shareholder means a personal interest in any act or transaction of the company, and is deemed to include the personal interest of: (x) any “Relative” of that shareholder; (y) any company with respect to which that shareholder (or any Relative of that shareholder) serves as a director or the chief executive officer, owns at least 5% of the outstanding share capital, or has the right to appoint a director or the chief executive officer; or (z) any person voting for that shareholder by power of attorney, even if the shareholder himself does not have a Personal Interest in such act or transaction, whether or not the person holding power of attorney has discretion as to how to vote on such matter); excluding, however, an interest arising solely from the ownership of shares.

A “Relative” means: (a) a spouse, sibling, parent, grandparent, child or descendant; (b) a spouse’s child or descendant, parent or sibling; or (c) the spouse of any of the foregoing.

A “Controlling Shareholder” means any person (where a corporation and its affiliates, as well as an individual and family members sharing a residence or dependent upon each other for their livelihood, are deemed to be a single person), or persons acting together (whether by means of any trust, syndicate, voting agreement or other arrangement), which, whether directly or indirectly, enjoys a de facto ability to direct the Company’s affairs, other than by exercise of official duty as a director or officer of the Company, with holdings by such person or persons of at least 50% of the rights to (x) vote in a shareholders’ meeting, or (y) appoint the Company’s directors or chief executive officer, creating a rebuttable presumption of “control.”

We are not aware of the Company having any “Controlling Shareholder” as defined above.

How votes will be counted

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you do not mark one of the boxes, your vote shall not be counted.

If you are a Shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (including ADSs representing shares) beneficially in street name, your shares will also not be voted at the Annual Meeting if you do not return your proxy card or voting instruction form to instruct your broker or BNY Mellon how to vote. A broker and BNY Mellon may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Annual Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

General Background Information

On October 28, 2021, the Company, formerly known as Cellect Biotechnology Ltd. (prior to the Merger, referred to herein as “Cellect”), completed the business combination with Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin Inc.”), in accordance with the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021 (the “Merger Agreement”), by and among Cellect, Quoin Inc. and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of Cellect (the “Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of the Company (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals, Ltd.”

Our Board has authorized and recommends for approval Proposals 1-19 set forth on the agenda of the Annual Meeting to reflect changes in the business, operations, and management of the Company upon the consummation of the Merger.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Board has nominated each of the following individuals for election as a director at the Annual Meeting: Dr. Michael Myers, Ms. Denise Carter, Mr. Joseph Cooper, Mr. James Culverwell, Dr. Dennis H. Langer, Ms. Natalie Leong, and Mr. Michael Sember. Each nomination for director was based upon the recommendation of our Nominating and Governance Committee, and each nominee for director is a current member of the Board. All nominees have consented to be named, have indicated their intent to serve if elected, and have submitted a written declaration stating that they possesses the requisite skills and expertise, as well as sufficient time, to perform their respective duties as a director of the Company.

Dr. Michael Myers, Chief Executive Officer and Director. Dr. Myers has 35 years of industry experience in the drug delivery and specialty pharmaceutical sectors. He has served CEO of Innocoll, Inc. and was responsible for taking that company public in 2014. During his tenure as CEO of Innocoll, Dr. Myers raised over $160 million in public and private funding and was the inventor of the company’s lead commercial product. He has also served as President of the drug delivery division of West Pharmaceutical Services, President of pharmaceutical operations for Fuisz Technologies (Biovail) and has held executive positions in Flamel Technologies and Elan Corporation. He is listed as an inventor on numerous patents and has been led the development and commercialization of a number of highly successful pharmaceutical products. Dr. Myers earned his Ph.D. in Chemistry from the University College Cork, Ireland. Dr. Myers serves on the Board of Directors of Sonoran Bioscience in addition to the Board of Advisers for a number of Penn State start-up companies.

Denise Carter, Chief Operating Officer and Director. Ms. Denise Carter has over 30 years of experience in the drug delivery and specialty pharmaceutical industries. Prior to Quoin, Ms. Carter was executive vice president of business development and corporate affairs at Innocoll, Inc., vice president of business development of the drug delivery division of West Pharmaceuticals, and she has held executive positions at Eurand and Fuisz Technologies (Biovail.) Ms. Carter earned her MBA from Wharton School of Business, University of Pennsylvania and a B.S. in Chemistry from the College of William and Mary.

Joseph Cooper, Director. Mr. Cooper brings more than 30 years of experience in operational, corporate development and general management roles within the pharmaceutical industry. He currently serves Chief of Strategy and Corporate Development for Resonea, Inc. Previously he has held a series of general management, operational and strategic roles within pharmaceutical companies including serving 15 years as Executive Vice President of Corporate Development with Medicis Pharmaceutical and previously with Schein Pharmaceuticals and GD Searle. He is a founding board member of First Place AZ, a nonprofit dedicated to developing new housing options for adults with autism and related disorders and has served as a past board member and chair of the Research and Medical Affairs Committee for the Southwest Autism Research & Resource Center. Mr. Cooper holds an MBA from the WP Carey School of Business at Arizona State University and a BA from Northeastern Illinois University. He serves on the board of Sonoran Biosciences, and has previously served on the board of Bioenvision and as a board observer for several specialty pharmaceutical companies.

James Culverwell, Director. Mr. Culverwell was for 25 years a leading healthcare investment analyst, formerly SVP and Global Coordinator Healthcare at Merrill Lynch. He is currently chairman of HOX Therapeutics, a company involved in prostate cancer research, and is a director of TC Biopharm, a NASDAQ listed company developing treatments for cancer based on gamma delta T-cells. He also serves on the board of directors of Safeguard Biosystems, a high throughput molecular diagnostics company. He has been a non-executive director in early stage life science companies, both private and public, including Innocoll, Atlantic Healthcare, ToHealth, Bioco, and Amryt Pharmaceuticals. He received an MSc with honors from the University of Aberdeen.

Dennis H. Langer, M.D., J.D., Director. Dr. Langer is a Director of Myriad Genetics, Inc., and Brooklyn ImmunoTherapeutics, Inc., and several private health care companies. He has served as a Director of several public and private biotechnology, specialty pharmaceutical and diagnostic companies, including Sirna Therapeutics, Inc. (acquired by Merck & Co., Inc.), Ception Therapeutics, Inc. (acquired by Cephalon, Inc.), Transkaryotic Therapies, Inc. (acquired by Shire plc), Pharmacopeia, Inc. (acquired by Ligand, Inc.), and Cytogen Corporation (acquired by EUSA Pharma, Inc.). He was a Managing Partner at Phoenix IP Ventures, LLC from 2005-2010. From 2004-2005, he was President, North America for Dr. Reddy’s Laboratories, Inc. Dr. Langer was with GlaxoSmithKline from 1994-2004, where he served as Senior Vice President, Project, Portfolio and Alliance Management, Senior Vice President, Product Development Strategy, and Senior Vice President, Healthcare Services R&D. He also served as President and CEO at Neose Technologies, Inc. from 1991-1994. Previously, Dr. Langer held R&D and marketing positions at Eli Lilly, Abbott, and Searle. During the past five years, Dr. Langer served as a Director of Dicerna Pharmaceuticals, Inc. and Pernix Therapeutics, Inc., both public companies. Dr. Langer serves on the Dean’s Advisory Board of Harvard Law School. He received an M.D. from Georgetown University School of Medicine, a J.D. from Harvard Law School, and a B.A. in Biology from Columbia University.

Natalie Leong, Director. Ms. Leong has been Head of Finance and subsequently Head of Product for LoanStreet since October 2019. In this and other advisory roles for start-ups, Ms. Leong specializes in valuations, product development life cycles, financial operations and internal controls. Ms. Leong has worked with companies across Asia, Australia, Europe and the US in valuation and implementation of transactions through sale, IPO, float and raising capital from various sources. She has broad experience analyzing business plans, performing market analyses, preparing financial projections and developing valuation models to advise clients throughout the process of equity transactions, mergers and acquisitions and corporate restructurings. From May 2016 to July 2019, Ms. Leong served as the lead for the Asset Liability Committee for the US at RBC Capital Markets, liaising with Heads of businesses, US CFO, US CRO, and US Treasurer and authoring the CFO’s presentation to the Board. In addition, she led FPA for fixed income and origination businesses. From October 2011 to May 2016, Ms. Leong worked as the VP of Capital Insights at National Australia Bank. During these years, Ms. Leong managed and presented at the Group Capital Committee (Group and Divisional CFOs, Treasurer, MD M&A, MD Credit. From February 2008 to October 2011, Ms. Leong specialized in internal controls across retail, corporate and wholesale banking at National Australia Bank. Ms. Leong earned her MBA at The Wharton School, University of Pennsylvania. She earned a B.Comm degree (Finance and Economics) and a B.A. degree (French and Literature) from the University of Melbourne in 2007.

Michael Sember, Director. Mr. Sember has over 40 years of global experience in the pharmaceutical industry. He is an accomplished executive, entrepreneur, leader and mentor. Sember has been the COO or CEO of seven diverse companies ranging from drug discovery tools providers to therapeutically focused biotechnology companies to medical devices. Mr. Sember has also been active as a consultant to numerous companies, as well as active in industry organizations and community affairs. Most recently he served as a mentor to companies formed from inventions discovered at the University of Arizona. Currently, Mr. Sember serves as the Chair of the Screening Panel and Board member for the Desert Angels, a Tucson based group of angel investors. Desert Angels was recently ranked as number 1 in the Southwest and number 8 in the Country based on deal activity. The foundation of Mr. Sember’s career was established at Marion Laboratories (later Marion Merrell Dow). Mr. Sember performed in a wide range of functions from sales to clinical research and later to R&D program management. Following Marion Merrell Dow, Mr. Sember was Executive VP of Corporate Business Development for Élan Corporation, responsible for strategic collaborations and mergers and acquisitions. Mr. Sember has extensive public and private board experience. He has broad experience in capital raises for both established and startup companies. Mr. Sember earned a Bachelor of Science degree from the University of Pittsburgh and an MBA from Rockhurst University.

It is therefore proposed that the following resolutions be adopted at the Annual Meeting:

Resolved, hereby, that:

A.        Dr. Michael Myers;

B.         Ms. Denise Carter;

C.         Mr. Joseph Cooper;

D.         Mr. James Culverwell;

E.          Dr. Dennis H. Langer;

F.          Ms. Natalie Leong; and

G.          Mr. Michael Sember;

shall hereby be re-elected as Directors of the Company, each to serve in such capacity until the Company's next annual general meeting of shareholders.

Our Board unanimously recommends that Shareholders vote “FOR” resolutions 1.A., 1.B., 1.C., 1.D., 1.E., 1.F. and 1.G of this Proposal 1.

PROPOSAL 2

INCREASE OF THE COMPANY’S REGISTERED SHARE CAPITAL

Under the Articles, the registered share capital of the Company is 12,500,000,000 ordinary shares without any nominal value each. As of the Record Date, the Company had (i) 3,354,653,999 ordinary shares issued and outstanding, excluding 2,641,693 ordinary shares that are held in treasury; and (ii) 8,825,290,117 ordinary shares reserved for purposes of the Company’s Amended and Restated Equity Incentive plan described in Proposal 4 below and for the exercise of options and warrants.

Under the Companies Law, a company may not issue shares, or securities exercisable for or convertible into shares, in excess of its registered share capital, on a fully diluted basis. In order to have a sufficient reserve of authorized but unissued shares available for corporate purposes, including, without limitation, issuance of ordinary shares upon the conversion of convertible notes, exercise of warrants, and exercise of options under the incentive plan described in Proposal 4 below, or any other option plan which may be adopted by the Company in the future, it is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to increase the Company’s registered share capital from 12,500,000,000 ordinary shares (without any nominal value) to 50,000,000,000 ordinary shares (without any nominal value), and to amend the Articles to reflect such increase, in the form attached as Annex A to this Proxy Statement.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 2.

PROPOSAL 3

APPROVAL OF COMPENSATION POLICY

Under the Companies Law, we are required to adopt and maintain a compensation policy regarding the terms of office and/or employment of our directors, our Chief Executive Officer and executives reporting directly to the Chief Executive Officer, including the grant of any benefit, payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation or other benefit in connection with termination of services, and also including any exemption from liability, insurance or indemnification. The current officers of the Company to whom this compensation policy will apply are our Chief Executive Officer, Dr. Michael Myers, our Chief Operating Officer, Ms. Denise Carter, and our Chief Financial Officer, Mr. Gordon Dunn (our “Executive Officers”), as well as our non-employee directors.

Under the Companies Law, the Board is required to review our compensation policy from time to time to ensure it remains appropriate in light of changing circumstances. The compensation policy must be renewed or revised at least once every three years, and each renewal, revision or amendment of the compensation policy must be approved according to the procedure described below.

The Companies Law provides that a compensation policy is to be adopted and periodically reviewed, among other things, in accordance with the following considerations: (a) promoting the Company's long-term goals, strategy and operating plan with a long-term view; (b) forming appropriate incentives for the Company's officers and directors; (c) the size of the Company and the nature of its activities; and (d) with regards to any variable compensation components an officer's or director's contribution to the achievement of the Company's long-term objectives in accordance with such office holder's corporate role in the Company.

Following the Merger, in light of the changes in the Company’s business, operations, and long-term strategic objectives, our Board, after considering the recommendation of our Compensation Committee, has approved, and recommends that Shareholders approve, the compensation policy in the form attached as Annex B to this Proxy Statement (the “Compensation Policy”).

The Compensation Policy provides a framework for establishing the terms of compensation of the Company’s directors and executive officers, and guidelines with respect to the structure of fixed and variable compensation elements, including, among other matters: (i) a fixed range of ratio between fixed compensation elements (base salary and benefits) and variable (performance-linked) compensation elements (including discretionary bonuses and equity-based compensation); and (ii) for equity awards, a minimum vesting period of three years; however the Board upon the Compensation Committee's recommendation may accelerate the vesting period under special circumstances, such as a corporate transaction involving a change of control, or material change in an officer's duties.

The foregoing description is qualified in its entirety by reference to the complete text of the Compensation Policy attached to this Proxy Statement as Annex B.

When considering the Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the considerations and parameters set forth in the Companies Law, and reviewed other information they deemed relevant.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the Compensation Policy, attached to this Proxy Statement as Annex B.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 3.

PROPOSAL 4

INCREASE IN SHARES RESERVED FOR ISSUANCE UNDER

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

The amendment and restatement of the Company's 2014 Global Incentive Option Scheme, to be known as the Company's “Amended and Restated Equity Incentive Plan,” including an increase in the number of shares reserved for issuance under the Amended and Restated Equity Incentive Plan to 15% of the Company's outstanding ordinary shares on a fully-diluted basis, has been approved by our Board, subject to approval by our Shareholders at the Annual Meeting. The Board believes that the Amended and Restated Equity Incentive Plan will be an important factor in attracting, retaining and motivating our employees (including prospective employees), non-employee directors and consultants. Shareholder approval of the Amended and Restated Equity Incentive Plan is required by the listing standards of The Nasdaq Stock Market LLC.

The Amended and Restated Equity Incentive Plan amends and restates 2014 Global Incentive Option Scheme (the “Scheme”) and provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. Pursuant to the Scheme, 58,600,000 ordinary shares were authorized for issuance upon the exercise of options granted under the Scheme. As of the closing date of the Merger, options to purchase 44,895,227 ordinary shares were issued, and up to 13,704,773 ordinary shares were available for issuance under the Scheme. Under the terms of the proposed Amended and Restated Equity Incentive Plan, the Company will be authorized to issue 15% of outstanding ordinary shares, on a fully diluted basis, or 1,826,991,617 ordinary shares, as of the Record Date, which was calculated on the basis of 12,179,944,116 ordinary shares on a fully diluted basis, including 3,354,653,999 issued and outstanding ordinary shares, 6,998,298,500 ordinary shares issuable upon the exercise of options and warrants, and 1,826,991,617 ordinary shares to be authorized under the Amended and Restated Equity Incentive Plan.

Other than changing (i) the provision related to the number of shares authorized for issuance under the plan, as described above, and (ii) the name of the plan from the Scheme to Amended and Restated Equity Incentive Plan, and making related conforming changes, there were no revisions made to the plan.

The Board shall have the power to administer the Amended and Restated Equity Incentive Plan, either directly or upon the recommendation of the Compensation Committee of the Board, in accordance with applicable law and the Company’s Articles. Options granted under the Amended and Restated Equity Incentive Plan are subject to applicable vesting schedules and generally expire ten years from the grant date.

The foregoing description is qualified in its entirety by reference to the complete text of the Amended and Restated Equity Incentive Plan attached to this Proxy Statement as Annex C.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the Amended and Restated Equity Incentive Plan, attached to this Proxy Statement as Annex C.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 4.

PROPOSAL 5

APPROVAL OF INDEMNIFICATION AND RELEASE AGREEMENT

Under the Companies Law, we are permitted to enter into agreements with our officers and directors which include a waiver of liability and advance or retrospective indemnification, provided that such agreements conform to specific stipulations of the Companies Law and are authorized by our Articles. Prior to the Merger, the Company maintained an indemnification and release agreement with its directors and officers which included a waiver of liability and advance and retrospective indemnification, as allowed under the Company's Articles of Association and the Companies Law. Under the Companies Law, any agreement with a director or qualified executive officer which includes a waiver of liability, or advance or retrospective indemnification, is considered a component of that director’s or officer’s compensation, for the purposes of conformance with the compensation policy and the approvals required in order to ratify and/or authorize such agreement.

As part of its review of our compensation policies following the Merger, our Board, after receiving the recommendation of our Compensation Committee, has approved, and recommends that Shareholders approve, the form of agreement for the indemnification and release of the Company’s officers and directors attached as Annex D to this Proxy Statement (the “Indemnification and Release Agreement”), to be included in the terms of service and/or employment of our executive officers and non-employee directors, and which may be included and referred to in compensation arrangements for other officers and/or directors who may be employed by the Company or serve on our Board in the future. Our Board has determined that the Indemnification and Release Agreement conforms with the requirements of the Companies Law, our Articles, and the Compensation Policy, and that entry into such form of agreement with each of our Executive Officers and non-employee directors is in the Company’s best interest.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the form of Indemnification and Release Agreement, attached to this Proxy Statement as Annex D.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 5.

PROPOSAL 6

APPROVAL AND RATIFICATION OF THE CEO’S EMPLOYMENT TERMS

Pursuant to his employment agreement with Quoin Inc., dated as of March 9, 2018 (“Dr. Myers’ Executive Employment Agreement”), Dr. Michael Myers was entitled to an annual base salary of $500,000 from Quoin Inc., accruing monthly until paid. In addition, Dr. Myers was entitled to receive from Quoin Inc. an annual discretionary bonus of not less than 30% of his annual base salary, payable at the discretion of Quoin Inc.’s board of directors, as well as a $2,500 monthly office allowance, a $1,500 monthly automobile allowance, and healthcare benefits, in addition to reimbursement of out-of-pocket expenses. At the closing of the Merger, on October 28, 2021, Dr. Myers became the Company’s Chief Executive Officer, and the Company assumed Dr. Myers’ Executive Employment Agreement. This agreement was amended effective November 9, 2021, to increase Dr. Myers’ annual base salary from $500,000 to $550,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.

After reviewing the assumption of Dr. Myers’ Executive Employment Agreement, and after receiving the recommendation of our Compensation Committee, our Board has approved and ratified, and recommends that Shareholders approve and ratify, the assumption of Dr. Myers’ Executive Employment Agreement and its subsequent amendment, subject to the Compensation Policy, and together with the Indemnification and Release Agreement to be entered into with Dr. Myers (the “CEO’s Employment Terms”). Our Compensation Committee and our Board have determined that the CEO’s Employment Terms are reasonable, in line with the Compensation Policy, and in the Company’s best interest.

This overview is qualified in its entirety by reference to the full text of Dr. Myers’ Executive Employment Agreement, which is attached as Exhibit 10.1 to the Company’s Form 6-K furnished to the SEC on October 29, 2021, and incorporated herein by reference.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the CEO’s Employment Terms.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 6.

PROPOSAL 7

APPROVAL AND RATIFICATION OF THE COO'S EMPLOYMENT TERMS

Pursuant to her employment agreement with Quoin Inc., dated as of March 9, 2018 (“Ms. Carter's Executive Employment Agreement”), Ms. Denise Carter was entitled to an annual base salary of $400,000 from Quoin Inc., accruing monthly until paid. In addition, Ms. Carter was entitled to receive from Quoin Inc. an annual discretionary bonus of not less than 30% of her annual base salary, payable at the discretion of Quoin Inc.'s board of directors, as well as a $2,500 monthly office allowance, a $1,500 monthly automobile allowance, education benefits, and healthcare benefits, in addition to reimbursement of out-of-pocket expenses. At the closing of the Merger, on October 28, 2021, approved by shareholders of the Company and Quoin Inc., Ms. Carter became the Company's Chief Operating Officer, and the Company assumed Ms. Carter's Executive Employment Agreement. This agreement was amended effective November 9, 2021, to increase Ms. Carter's annual base salary from $400,000 to $440,000, and to increase the annual discretionary bonus to not less than 45% of the annual base salary.

After reviewing the assumption of Ms. Carter's Executive Employment Agreement, and after receiving the recommendation of our Compensation Committee, our Board has approved and ratified, and recommends that shareholders approve and ratify, the assumption of Ms. Carter's Employment Agreement and its subsequent amendment, subject to the Compensation Policy, and together with the Indemnification and Release Agreement to be entered into with Ms. Carter (the “COO’s Employment Terms”). Our Compensation Committee and our Board have determined that the COO's Employment Terms are reasonable, in line with the Compensation Policy, and in the Company's best interest.

This overview is qualified in its entirety by reference to the full text of Ms. Carter's Executive Employment Agreement, which is attached as Exhibit 10.2 to the Company's Form 6-K furnished to the SEC on October 29, 2021, and incorporated herein by reference.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the COO's Employment Terms.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 7.

PROPOSAL 8

APPROVAL OF GRANT OF OPTIONS TO DR. MICHAEL MYERS

AS THE COMPANY'S CHIEF EXECUTIVE OFFICER

Our Compensation Committee and Board of Directors conducted a review of the compensation of Dr. Michael Myers, our Chief Executive Officer and the co-founder of Quoin Inc., and determined that, in view of Dr. Myers' past performance and significant contribution to the achievement of our strategic goals, and in view of the Company’s goal of incentivizing its officers and employees to promote our long-term strategic objectives, bearing in mind Dr. Myers' specific experience and qualifications and the scope of his role and personal responsibilities, and in the interest of aligning Dr. Myers' compensation with the long-term interests of our shareholders, as well as the need to provide appropriate incentives for our Executive Officers, it would be appropriate and in the Company’s best interest to award Dr. Myers additional compensation in the form of options under the Amended and Restated Equity Incentive Plan, following and pending the adoption of the Amended and Restated Equity Incentive Plan at the Annual Meeting.

In light of these and other considerations, and after receiving the recommendation of our Compensation Committee, our Board has approved, and recommends that the Shareholders approve, the grant to Dr. Myers of, in one or several instalments which the Board may grant in its discretion or in accordance with performance criteria that the Board may establish or amend in its discretion, options to purchase up to 1,071,429 ADS under the Amended and Restated Equity Incentive Plan, at an exercise price per ADS of USD $1.40, to vest over a four-year period, with 25% of the ADS to be vested one year from the date of such grant, and the balance vesting on an annual basis thereafter (25% each year), in accordance with and subject to the Amended and Restated Equity Incentive Plan and further subject to the Compensation Policy (the "CEO Option Grant"). Our Compensation Committee and our Board have determined that this grant of such options is reasonable, in the Company’s best interest, and in line with the Compensation Policy.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the CEO Option Grant to Dr. Michael Myers as the Company's Chief Executive Officer, in recognition of his past performance and significant contribution to the achievement of the Company's strategic goals, on the terms and conditions described in this Proposal 8.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 8.

PROPOSAL 9

APPROVAL OF GRANT OF OPTIONS TO MS. DENISE CARTER

AS THE COMPANY'S CHIEF OPERATING OFFICER

Our Compensation Committee and Board of Directors conducted a review of the compensation of Ms. Denise Carter, our Chief Operating Officer and the co-founder of Quoin Inc, and determined that, in view of Ms. Carter's past performance and significant contribution to the achievement of our strategic goals, and in view of the Company’s goal of incentivizing its officers and employees to promote our long-term strategic objectives, bearing in mind Ms. Carter's specific experience and qualifications and the scope of her role and personal responsibilities, and in the interest of aligning Ms. Carter's compensation with the long-term interests of our shareholders, as well as the need to provide appropriate incentives for our Executive Officers, it would be appropriate and in the Company’s best interest to award Ms. Carter additional compensation in the form of options under the Amended and Restated Equity Incentive Plan, following and pending the adoption of the Amended and Restated Equity Incentive Plan at the Annual Meeting.

In light of these and other considerations, and after receiving the recommendation of our Compensation Committee, our Board has approved, and recommends that Shareholders approve, the grant to Ms. Carter of, in one or several instalments which the Board may grant in its discretion or in accordance with performance criteria that the Board may establish or amend in its discretion, options to purchase up to 1,071,429 ADS under the Amended and Restated Equity Incentive Plan, at an exercise price per ADS of USD $1.40, to vest over a four-year period, with 25% of the ADS to be vested one year from the date of such grant, and the balance vesting on an annual basis thereafter (25% each year), in accordance with and subject to the Amended and Restated Equity Incentive Plan and further subject to the Compensation Policy (the "COO Option Grant"). Our Compensation Committee and our Board have determined that this grant of such options is reasonable, in the Company’s best interest, and in line with the Compensation Policy.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the COO Option Grant to Ms. Denise Carter as the Company's Chief Operating Officer, in recognition of her past performance and significant contribution to the achievement of the Company's strategic goals, on the terms and conditions described in this Proposal 9.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 9.

PROPOSAL 10

APPROVAL OF ANNUAL DISCRETIONARY BONUS

OF THE COMPANY'S CHIEF EXECUTIVE OFFICER

As mentioned in Proposal 6 above, under the CEO's Employment Terms, Dr. Michael Myers, as the Company's CEO, is entitled to an annual discretionary bonus of not less than 45% of his annual base salary, all of the above subject to the Compensation Policy.

Our Compensation Committee and our Board, taking into consideration the Company's contractual arrangement with Dr. Myers and considering, among other things, the promotion of the Company's long-term goals, strategy and operating plan, the need to form appropriate incentives for the Company's officers, and Dr. Myers' contribution to the achievement of the Company's objectives in accordance with his corporate role, have approved, and recommend that the Shareholders approve, a discretionary bonus in the amount of $247,500 as Dr. Myers' 2021 annual discretionary bonus under the CEO's Employment Terms.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve a discretionary bonus in the amount of $247,500 to Dr. Michael Myers as his 2021 annual discretionary bonus under the CEO's Employment Terms.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 10.

PROPOSAL 11

APPROVAL OF ANNUAL DISCRETIONARY BONUS

OF THE COMPANY'S CHIEF OPERATING OFFICER

As mentioned in Proposal 7 above, under the COO's Employment Terms, Ms. Denise Carter, as the Company's Chief Operating Officer, is entitled to an annual discretionary bonus of not less than 45% of her annual base salary, all of the above subject to the Compensation Policy.

Our Compensation Committee and our Board, taking into consideration the Company's contractual arrangement with Ms. Carter and considering, among other things, the promotion of the Company's long-term goals, strategy and operating plan, the need to form appropriate incentives for the Company's officers, and Ms. Carter's contribution to the achievement of the Company's objectives in accordance with her corporate role, have approved, and recommend that the Shareholders approve, a discretionary bonus in the amount of $198,000 as Ms. Carter's 2021 annual discretionary bonus under the COO's Employment Terms.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve a discretionary bonus in the amount of $198,000 to Ms. Denise Carter as her 2021 annual discretionary bonus under the COO's Employment Terms.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 11.

PROPOSAL 12

APPROVAL AND RATIFICATION OF NON-EMPLOYEE DIRECTORS’ COMPENSATION PROGRAM

Prior to the closing of the Merger, under Quoin Inc.’s director compensation policy, Quoin Inc.’s non-employee directors were entitled to receive as compensation for their service: (a) an annual base retainer of $60,000; (b) for committee chairpersons, an additional $15,000 per year for service as the chairperson of a board committee; and (c) for standing committee members, $5,000 per year for each committee service. In addition, each of Quoin Inc.’s non-employee directors was entitled to receive an inaugural award of options to purchase shares of Quoin Inc.’s common stock valued at $165,000, and an annual award of options to purchase shares of Quoin Inc.’s common stock valued at $60,000.

At the closing of the Merger, Quoin Inc.’s non-employee directors were appointed as directors of the Company.

Our Compensation Committee has recommended, and our Board has approved and ratified, the proposal that non-employee directors serving from time to time receive compensation for their service on the Board of the Company from and after the closing of the Merger, in a manner similar to and consistent with Quoin Inc.’s director compensation policy, as described above, in the form of identical base retainer and committee fees and option grants, in addition to entering into the Indemnification and Release Agreement (all of the above together, the “Non-Employee Directors’ Compensation Program”).

After receiving the recommendation of our Compensation Committee, determining that the Non-Employee Directors’ Compensation Program is reasonable and in the Company’s best interest, and is in line with the Compensation Policy, our Board has approved and ratified, and recommends that Shareholders approve and ratify, the Non-Employee Directors’ Compensation Program at the Annual Meeting, as the terms and conditions of the Non-Employee Directors’ service on our Board and our Board’s committees.

Public companies which are incorporated under the laws of the State of Israel are, generally speaking, required to appoint at least two external directors who meet certain specifications and qualifications, and whose compensation is regulated by the Companies Law ("External Directors"). Notwithstanding the above, the Companies Law provides regulatory relief under certain conditions, which we currently meet, which allows companies like us to satisfy the laws and listing rules regarding independent directors, in lieu of the provisions of the Companies Law requiring the appointment of External Directors and providing specific rules regarding their compensation. Since none of our directors is an External Director, the compensation of all of our Non-Employee Directors can be made on a uniform basis, as proposed in this Proposal 12. Should we cease to qualify for this regulatory relief in the future, we will be required to convene a special General Meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two External Directors, whose compensation would be subject to specific rules under the Companies Law.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the Non-Employee Directors’ Compensation Program for non-employee directors serving from time to time.

The Board unanimously recommends that Shareholders vote “FOR” Proposal 12.

PROPOSAL 13

APPROVAL OF GRANT OF OPTIONS TO EACH OF THE COMPANY'S NON-EMPLOYEE DIRECTORS

As indicated in the discussion of Proposal 12 above, since none of our directors is an External Director, the compensation of all of our Non-Employee Directors can be made on a uniform basis.

Pursuant to and in line with the Non-Employee Directors’ Compensation Program, under this proposal, each currently serving non-employee director would receive: (a) as an inaugural grant, an option to purchase 117,857 ADS under the Amended and Restated Equity Incentive Plan, at an exercise price per ADS of USD $1.40, to vest over a three-year period, with one third of such options to be vested one year from the date of such grant and the balance vesting on annual basis thereafter (one-third every year), all in accordance with and subject to the terms and conditions of the Amended and Restated Equity Incentive Plan; and (b) as an annual grant for 2022, an option to purchase 42,857 ADS under the Amended and Restated Equity Incentive Plan, at the same exercise price and as per the same vesting schedule as set forth in (a) above; all of the above subject to the terms and conditions of the Amended and Restated Equity Incentive Plan and further subject to the Compensation Policy (the "Non-Employee Directors' Option Grant").

In light of these and other considerations, and after receiving the recommendation of our Compensation Committee, our Board has approved, and recommends that the Shareholders approve, the Non-Employee Directors' Option Grant. Our Compensation Committee and our Board have determined that this grant of such options is reasonable, in the Company’s best interest, and in line with the Compensation Policy and the Company’s Non-Employee Compensation Program.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve the Non-Employee Directors' Option Grant, pursuant to the Non-Employee Directors’ Compensation Program, on the terms and conditions described in this Proposal 13.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 13.

PROPOSAL 14

APPROVAL AND RATIFICATION OF SPECIAL BONUS (CEO)

In light of Dr. Michael Myers’ role in negotiating and consummating the Merger and capital raising transactions of Quoin Inc. (the “Private Placements”), the strategic importance of the Merger and the Private Placements in enabling Quoin Inc. to achieve its long-term goals, and the Company’s goal of incentivizing its officers and employees, and after receiving the recommendation of our Compensation Committee, our Board has approved and ratified, and recommends that shareholders approve and ratify, the payment of a special bonus of $180,000 to Dr. Myers in recognition of his role in negotiating and consummating the Merger and the Private Placements. Our Compensation Committee and our Board have determined that the amount of this special bonus is reasonable, and that payment of such bonus is in the Company’s best interest.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the payment of a special bonus to Dr. Michael Myers in the amount of $180,000, in recognition of his contribution to the negotiation and consummation of the Merger and the Private Placements.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 14.

PROPOSAL 15

APPROVAL AND RATIFICATION OF SPECIAL BONUS (COO)

In light of Ms. Denise Carter's role in negotiating and consummating the Merger and the Private Placements, the strategic importance of the Merger and Private Placements in enabling Quoin Inc. to achieve its long-term goals, and the Company's goal of incentivizing its officers and employees, and after receiving the recommendation of our Compensation Committee, our Board has approved and ratified, and recommends that shareholders approve and ratify, the payment of a special bonus of $144,000 to Ms. Carter in recognition of her role in negotiating and consummating the Merger and Private Placements. Our Compensation Committee and our Board have determined that the amount of this special bonus is reasonable, and that payment of such bonus is in the Company's best interest.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the payment of a special bonus to Ms. Denise Carter in the amount of $144,000, in recognition of her contribution to the negotiation and consummation of the Merger and the Private Placements.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board recommends that Shareholders vote “FOR” Proposal 15.

PROPOSAL 16

REPAYMENT OF SUBSIDIARY’S INDEBTEDNESS TO THE COMPANY'S CEO

As disclosed in the Company’s filings on Form 6-K, due to the limited funding of Quoin Inc. prior to the Merger and Private Placements, the compensation, including salary, office and car allowances and other benefits, due to Dr. Michael Myers under Dr. Myers’ Executive Employment Agreement, as well as reimbursement of expenses and other amounts paid by Dr. Myers to third parties on behalf of Quoin Inc., were not paid by Quoin Inc. to Dr. Myers, and have been accruing as indebtedness to Dr. Myers. Dr. Myers also loaned money to Quoin Inc. in connection with Quoin Inc.’s purchase of all of the assets of Polytherapeutics, Inc.in addition to other business related activities. After taking into account US$125,000 repaid from October 28, 2021 until February 2022, Quoin Inc. was indebted to Dr. Myers in the aggregate amount of US$ 2,508,701.

In connection with the closing of the Merger, the Company assumed Dr. Myers’ Executive Employment Agreement, and, following the Merger, Quoin Inc. began making payments of US $25,000 per month to Dr. Myers to repay the above-described non-interest-bearing indebtedness to Dr. Myers.

After reviewing the terms of repayment of Quoin Inc.’s indebtedness to Dr. Myers described above, including the indebtedness under Dr. Myers’ Executive Employment Agreement, and after receiving the approval and recommendation of our Audit Committee (and the recommendation of the Compensation Committee, which reviewed and approved the aforementioned assumption of Dr. Myer’s Executive Employment Agreement, as described in Proposal 6 above), our Board has approved and ratified, and recommends that Shareholders approve and ratify, the terms of repayment of such indebtedness (including the indebtedness under Dr. Myers’ Executive Employment Agreement) .

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the terms of repayment of certain indebtedness to Dr. Michael Myers as described in this Proposal 16.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 16.

PROPOSAL 17

REPAYMENT OF SUBSIDIARY’S INDEBTEDNESS TO THE COMPANY'S COO

As disclosed in the Company’s filings on Form 6-K, due to the limited funding of Quoin Inc. prior to the Merger and Private Placements, the compensation, including salary, office and car allowances and other benefits, due to Ms. Denise Carter under Denise Carter's Executive Employment Agreement, as well as reimbursement of expenses and other amounts paid by Ms. Carter to third parties on behalf of Quoin Inc., were not paid by Quoin Inc. to Ms. Carter, and have been accruing as indebtedness to Ms. Carter. Ms. Carter also loaned money to Quoin Inc. in connection with Quoin Inc.'s purchase of all of the assets of Polytherapeutics, Inc. in addition to other business related activities. After taking into account US$ 125,000 repaid from October 28, 2021 until February 2022, Quoin Inc. is indebted to Ms. Carter in the aggregate amount of US $2,115,032.

In connection with the closing of the Merger, the Company assumed Ms. Carter's Executive Employment Agreement and, and following the Merger, Quoin Inc. began making payments of US$25,000 per month to Ms. Carter to repay the above-described non-interest-bearing indebtedness to Ms. Carter.

After reviewing the terms of repayment of Quoin Inc.'s indebtedness described above, including the indebtedness under Ms. Carter's Executive Employment Agreement by the Company, and after receiving the recommendation of our Audit Committee (and the recommendation of the Compensation Committee, which reviewed and approved the aforementioned assumption of Ms. Carter’s Executive Employment Agreement, as described in Proposal 7 above), our Board has approved and ratified, and recommends that Shareholders approve and ratify, the terms of repayment of such indebtedness (including the indebtedness under Ms. Carter's Executive Employment Agreement).

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to approve and ratify the terms of repayment by the Company of certain indebtedness to Ms. Denise Carter as described in this Proposal 17.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote "FOR" Proposal 17.

PROPOSAL 18

AUTHORIZATION FOR DR. MICHAEL MYERS

TO SERVE AS CHAIRMAN OF THE BOARD

Under the Companies Law, the Chief Executive Officer of a public company may not serve as the Chairman of the Board or be vested with such authority, and the Chairman of the Board may not serve as the Chief Executive Officer or be vested with such authority, unless authorized to do so by a special majority of shareholders at a General Meeting. The shareholders’ approval can be provided for successive periods, each of up to three years.

Dr. Myers has served as both Chief Executive Officer and Chairman of the Board of Quoin Inc. since its inception, and currently serves as the Company’s Chief Executive Officer and Chairman of the Board. As recommended by our Nominating and Governance Committee, the Board has determined that it is in the Company’s best interest that Dr. Myers serve as Chairman of the Board, in addition to serving as Chief Executive Officer, effective for a period of three years beginning with the closing of the Merger on October 28, 2021.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to authorize Dr. Michael Myers, effective for a period of three years beginning on October 28, 2021, to serve simultaneously as the Chief Executive Officer of the Company and the Chairman of the Company’s Board.

In its resolution adopted by all members of the Board entitled to vote thereon, our Board unanimously recommends that Shareholders vote “FOR” Proposal 18.

PROPOSAL 19

APPOINTMENT OF INDEPENDENT AUDITORS

Under the Companies Law, a company’s independent auditor (the “Auditor”) is responsible for auditing and giving an opinion on the company’s annual financial statements. The Companies Law states that the Auditor must be appointed by a general meeting of shareholders, and, in general, the each annual general meeting appoints the Auditor for a term of service extending until the following annual general meeting.

Brightman, Almagor, Zohar & Co., a firm in the Deloitte Global Network (the “Current Auditor”) was engaged by the Company prior to the Merger. Our Audit Committee has recommended the appointment of Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) (“Friedman LLP”), to serve as the Company’s new Auditor. Friedman LLP has been and is currently engaged as the independent auditor of Quoin Inc., which is the Company’s principal operating entity. Friedman LLP has the licensing requirements and professional ability and experience necessary, as well as the logistical capability, to serve as the Company’s Auditor.

The key provisions for remuneration of Friedman LLP for the services it will provide for the Company include: (a) $85,000 for an audit of the balance sheet as of December 31, 2021 and the statements of operations, comprehensive loss, shareholders' equity, cash flows and related notes for the year then ended in accordance with PCAOB standards and included in the Form 20-F filing for the year ended December 31, 2021; and (b) $17,500 for each 2022 interim period quarterly review; the above excluding reimbursement for travel and other out-of-pocket expenses. As recommended by our Audit Committee, the Board has approved these terms of remuneration for the services which Friedman LLP would provide as the Company’s Auditor which, in the Board's view, are reasonable. In the Board's judgment, it is in the Company's best interests to retain Friedman LLP as the Company's Auditor under these conditions.

The approval of this Proposal 19 to appoint Friedman LLP as the Company’s Auditor would mean the non-renewal of the Current Auditor’s term. Under the Companies Law, when the non-renewal of the term of a public company’s Auditor is on the agenda for an annual general meeting, that Auditor must be given reasonable opportunity to present its position regarding such non-renewal to that company’s Audit Committee, in addition to being invited to present its position at such annual general meeting. The Current Auditor has been afforded the opportunity to present its position to the Audit Committee and this Annual Meeting regarding the non-renewal of its term, and has waived such right.

It is therefore proposed that the following resolution be adopted at the Annual Meeting:

Resolved, to appoint Friedman LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company’s Auditor, until the Company’s next Annual General Meeting.

Our Board unanimously recommends that Shareholders vote “FOR” Proposal 19.

2020 FINANCIAL STATEMENTS

In accordance with Section 171(c) of the Companies Law, we are required to present the Company’s audited annual financial statements at the Company’s annual general meeting.

The Company’s audited financial statements for the year ended December 31, 2020 were included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2021 and can be found at: https://www.sec.gov/Archives/edgar/data/1671502/000121390021018137/f20f2020_cellectbiotech.htm.

This item will not involve a vote by the Shareholders.

Your vote is important! Shareholders are urged to promptly complete and return their proxies or voting instruction forms, as applicable, in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy or voting instruction form, as applicable, is properly executed and returned in time for voting, and a choice is specified, the Shares represented thereby will be voted as indicated thereon.

Proxies and all other applicable materials should be sent to the Annual Meeting Mailing Address, so that they are received no less than twenty-four (24) hours prior to the date designated for the Annual Meeting.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 8, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 8, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

/s/ Dr. Michael Myers
Dr. Michael Myers
Chief Executive Officer

Annex A: Form of Amendment to the Articles

The Companies Law, 5759-1999

Quoin Pharmaceuticals Ltd., Company No. 52-003648-4 (the "Company")

Amendment to the Company's Articles of Association (the "Articles") adopted at the Company's Annual General Meeting

Article 4 of the Articles is hereby amended and restated, as follows:

4. Registered Share Capital

The registered share capital of the Company is 50,000,000,000 (fifty billion) ordinary shares without any nominal value each (hereinafter: “Ordinary Shares”).

Annex B: Compensation Policy

QUOIN PHARMACEUTICALS LTD.

COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

___________, 2022

Table of Contents

1.	Purposes and Background	3
2.	Our Compensation Policy	3
3.	Policy Confirmation, Amendment and Reaffirmation	6
4.	Compensation Model	6
5.	Compensation of Directors	10
6.	Examination by Independent Auditors	10
7.	Restitution in Case of Error	10
8.	Responsibility for Communication of the Policy and Revisions thereto	11
9.	Periodic Review of Executive Compensation	11

1.            Purposes and Background

The purposes of this Compensation Policy for Executives and Directors (the “Policy”) of Quoin Pharmaceuticals Ltd. (the “Company”) are to establish the Company’s compensation strategy for executive officers and directors and to provide guidelines for determining the compensation of its executive officers and directors.

The Policy has been adopted in accordance with the requirements of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”). The Policy applies to the compensation arrangements of the Company’s executive officers (including any non-director "Office Holder" as defined under the Companies Law, individually, an “Executive” and collectively, the “Executives”) and directors. Executives and directors will be referred to collectively as “Office Holders.”

The Company is an emerging specialty pharmaceutical company focused on developing and commercializing therapeutic products that treat rare and orphan diseases. This Policy is designed to promote the achievement of the Company’s goals and support the realization of its long-term business strategy.

2.	Our Compensation Policy

2.1	Approvals and Inception

This Policy was reviewed and approved by the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company on March 3, 2022, and the Committee’s recommendations were presented to the Board. This Policy was approved by the Board on March 6, 2022, subject to its approval by a general meeting of the Company's shareholders as required under the Companies Law, for a period of three years beginning from the date of such approval.

2.2	Compensation Policy Targets

Our pay-for-performance approach drives us to set coherent standards for the mechanisms by which we establish compensation levels and payouts, as well as the results and behavior we aim to incentivize. All incentive systems at all Company levels are required to contribute to the sustainable growth of the Company by aligning individual goals and behavior with our common long-term strategy and mission.

2.3	Considerations in Defining Compensation Policy for Executives

The following considerations were taken into account when establishing this Policy:

•	Promotion of the Company’s long-term goals, its strategy and operating plan

Compensation is considered performance-based to the extent that a direct link is maintained between variable compensation and performance and that rewards are consistent with long-term stakeholder value creation.

The fixed components of compensation will be examined on an annual basis and compared to the market. The Board may increase the amount of the fixed components for one or more of the Executives after receiving a recommendation for such from the Compensation Committee and reviewing the terms of an employment agreement, if any, with the Executive. The change may be made if the Board concludes that such an increase is merited and would promote the Company’s goals, operating plans and objectives and after taking into account the business and legal implications of the proposed increase. Any such changes are subject to formal approval by the relevant parties.

As for the variable components of compensation, the types and amounts of such components will be determined with the purpose of creating the maximum consistency between this Policy and Company’s operating plan and objectives.

•	Creation of appropriate incentives for the Executives, considering the risk management policy of the Company

The Company will formulate a balanced total compensation structure of fixed and variable compensation elements, avoiding undue emphasis on variable compensation which may induce behavior not aligned with the Company’s tolerance for risk. Furthermore, when periodically examining this Policy, the Board and the Compensation Committee will discuss the reasonableness of compensation, while taking into account the risk management policy of the Company.

•	Size of the Company and the nature of its activities

We aim to adopt compensation practices capable of guaranteeing distinctive and effective compensation solutions that drive our overall business and personnel strategies in the best possible manner.

Our periodic monitoring of market trends and awareness of international practices contribute to the sound formulation of competitive compensation, as well as transparency and internal fairness. We strive for a balance between creating incentives which support long-term company goals and retention targets. On the basis of periodic benchmarking, we aim to explore peer group ranges in compensation levels, pay mix and total reward structures for effective retention and motivation of our critical executive resources.

For the purpose of determining what constitutes market competitive compensation to use as a reference, the Company will seek to determine a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to the Company, while considering, among other things, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and geographic area of operations (in Israel or globally). The list of such peer group companies will be reviewed and approved by the Compensation Committee on an annual basis. To that end, the Company will utilize such comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package (including fixed and variable compensation elements) offered to an Executive with the compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Determination of the peer group and carrying out of any such compensation survey may be conducted internally or through an external independent consultant.

•	Variable components of compensation

When considering variable components of compensation, the contribution of the Executive in fulfilling his or her specific corporate role and in achieving the Company’s short and long-term goals and the growth of its long-term profitability should be considered. Minimal vesting or holding periods of variable equity components will be established in a manner that supports the appropriate long-term objectives of the Company.

Variable components of compensation for any Office Holder will be based primarily on measurable short- and long-term criteria. Nevertheless, the Company may determine that a non-material part of variable compensation for an Office Holder (other than an Executive who is subordinate to the CEO and not a director), not to exceed 25% of annual salary, will be based on qualitative or non-measurable criteria which focus on the Executive’s contribution to the Company.

Any compensation, including termination grants, must take into account the Office Holder's period of employment period, his/her employment terms during such period, the Company’s performance during such period, the Office Holder's contribution to the achievement of Company objectives, as well as the circumstances of the Office Holder's termination. In no circumstances shall the total value of a termination grant (including any notice periods) exceed a total of 150% of the Office Holder's annual base salary.

Factors to be Considered in the Establishment of the Policy

•	Education, qualifications, expertise, professional experience and accomplishments of the Executive;

•	Role and areas of responsibility of the Executive and employment agreements, if any, entered into by the Executive;

•	The ratio between the Executive’s compensation and the compensation of other Company employees, including outsourced personnel, especially in comparison to the average salary and median salary of other Company employees, as well as the impact this ratio might have on the work relations within the Company; and

•	Where the compensation includes variable components, the possibility of decreasing such components, as well as establishing a maximum value for non-cash variable equity components.

2.4	Motivation and Retention

We aim to attract, motivate and retain the best resources capable of achieving our Company mission and adhering to our Company values.

Effective compensation strategies represent a key driver to positively reinforce employee commitment, engagement and alignment with the Company’s goals. Our total compensation approach provides for a balanced package of fixed and variable elements, each designed to impact in a specific manner the motivation and retention of employees.

3.	Policy Confirmation, Amendment and Reaffirmation

The Board will review the Policy from time to time, but not less than once every three years, as well as the need to revise the Policy.

Any amendment to the Policy requires specific approval as set forth in the Companies Law. The term of the Policy shall be for three years from the date of its approval by the shareholders. Following such three-year term, the Policy will again be brought to shareholders for approval by the required special majority. The Companies Law provides, however, that the Company’s Board may approve a compensation policy even if it was not approved by shareholders; provided that the Compensation Committee and thereafter the Board determine, based on detailed reasoning, and after having re-examined the compensation policy, that approval of the compensation policy, notwithstanding the rejection of the Company’s shareholders, will benefit the Company.

4.	Compensation Model

4.1	Framework

This Policy relates to all executive management and directors of the Company.

4.2	Compensation Structure for Executives

The compensation package will be comprised of fixed and variable elements. Each element represents a component of a balanced compensation package and recognizes different aspects of performance:

•	Base Salary - for work performed in a specific role that requires a certain level of experience, skill, competence and responsibility;

•	Benefits – to meet legal requirements and to promote the well-being and specific needs of employees for greater productivity and retention; and

•	Variable Components:

*	Short-Term Incentives (Annual Bonuses) - for achievement of yearly operating plan targets;

*	Long-Term Incentives (Equity Compensation) - for driving long-term sustainability, shareholder value creation and achievement of long-range goals; and

*	Special Bonus - in addition to the annual cash bonus, the Company may, from time to time, determine that an Executive will be paid a special bonus, considering the special contribution of such Executive to the Company, as well as and any other special circumstances.

Base Salary

The fixed component of compensation is remuneration for the specific role of the Executive and the scope of his or her responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the Executive’s contribution to the business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize mid and long-term business sustainability and value creation, and to allow a flexible compensation approach.

Benefits

The Company offers to its employees benefit plans based on relevant laws and common practice in the local labor market of the Executive. In addition, in order to incentivize and reward the efforts of Executives on behalf of the Company, the Chief Executive Officer or the Compensation Committee is authorized to grant from time to time additional benefits on terms considered reasonable in the circumstances, subject to the terms of employment agreements, if any, entered into by Executives]

Signing Bonus and Assistance with Relocation Expenses

For purposes of attracting and retaining high quality personnel, the Company may offer an Executive a signing bonus as an incentive to join the Company. In addition, the Company may offer such Executive assistance in the form of an advance or reimbursement of relocation expenses. The signing bonus shall not exceed an amount equal to 200% of the base salary offered to the Executive; the relocation advance or reimbursement may be offered on terms considered reasonable in the circumstances.

Variable Compensation

Variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect the actual results of the Company overall as well as of the individual Executive. As such, variable compensation constitutes a mechanism of differentiation and selectivity. Adequate ranges and managerial flexibility in performance-based payouts are an inherent characteristic of well- managed, accountable and sustainable variable compensation, which may be awarded via mechanisms differing by time horizon and type of reward.

The design features, including performance measurements and payment mechanisms, must avoid an excessive short-term focus, in order to guarantee sustainable performance in the medium and long term.

To support the aforementioned principles, the Company provides two types of variable compensation:

•	Short-term - annual bonus

•	Long-term - equity compensation

Short term variable compensation - annual bonus

Annual bonuses will be based on achievement of the business goals set out in the Company’s annual operating plan approved by the Board at the beginning of each year. The operating plan encompasses all aspects of the Company’s activities and as such sets the business targets for each member of the management team. Consequently, the Compensation Committee and Board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan.

The annual bonus mechanism will be directly tied to meeting objectives - both the Company’s business objectives and the Executive’s personal objectives. The Board’s satisfaction with the Executive’s performance will also affect the bonus amount, as the Board may, in its discretion, reduce the bonus amount to which the Executive would have otherwise been entitled, when there are extraordinary circumstances or other good cause which justify such a reduction.

The annual bonus grant to Executives is subject to the discretion of the Compensation Committee and approval by the Board. For any Office Holder (other than an Executive who is subordinate to the CEO), the amount of any bonus which is not determined in advance by measurable criteria, which is in excess of 25% of that Office Holder's annual salary, is subject to approval in accordance with applicable law.

Long-term variable compensation - equity-based compensation

Equity-based compensation may be granted in any form permitted under the Company’s equity incentive plan in effect from time to time and shall be made in accordance with the terms of such equity incentive plan. Equity-based compensation to Executives shall be granted from time to time and be individually determined and awarded according to the performance, prior business experience, qualifications, role and the personal responsibilities of each Executive.

The vesting schedule will be determined in accordance with market compensation trends, with a minimum vesting period of three years. The Company’s policy is to grant equity-based compensation with exercise prices at market value.

The Board may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control or a material change in the Executive’s employment duties.

Special Bonus

In addition to the fixed and variable compensation elements discussed above, this Policy includes the possibility of paying a special bonus to Executives on the occurrence of significant events, including, without limitation, entering into a significant partnership or collaboration agreement, consummating a substantial fund raising transaction or the generation of positive clinical trial results or regulatory approval of one of the Company’s products.

When recommending a special bonus, the Compensation Committee will bring to the Board detailed arguments concerning the Executive’s entitlement to the bonus, and the Board will base its decision on such arguments.

A special bonus recommended by the Compensation Committee is subject to the Board’s determination that such bonus will not have an adverse effect on the Company’s cash required to meet its operating plan or obligations to creditors.

In special circumstances, and subject to the limitations detailed in this Policy, the Compensation Committee may recommend, and the Board may approve, the grant of a special bonus in order to maintain critical staffing necessary to implement the Company’s operating plan and/or achieve its strategic goals.

4.3	Summary of Recommended Compensation Structure for Executives

The range of ratios between the fixed component and the variable component (in terms of the cost to the Company) shall be as follows:

•	5-90% - fixed component (base salary and benefits)

•	10-95% - variable components (performance-linked) bonuses, any discretionary bonuses and equity-based compensation

•	The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels as approved by the Compensation Committee and, if required by applicable law, the Board, and assume that all compensation elements are granted with respect to a full calendar year. Performance in any given calendar year that is lower than target levels or exceeds target levels may result in a payout in different percentages than those described above.

The annual value (determined in accordance with the Black-Scholes formula or another widely accepted and suitable formula for calculating the value of equity awards) of a package of equity awards which are not settled in cash on the grant date, should not exceed 500% of the maximum total fixed component (base salary and benefits) to which the Executive is entitled in the grant year.

Since a competitive base salary is essential to the Company’s ability to attract and retain highly skilled professionals, the Company will seek to establish a base salary that is competitive with the base salaries paid to comparable executive officers of the companies in the peer group described in Section 2.3 above.

The ratio between the total compensation package of each Executive and the average Company wage, and the ratio between the total compensation package of each Executive and the median Company wage will be reviewed by the Compensation Committee in order to ensure that such ratios are reasonable.

The Company has agreed to indemnify its directors and Executives and exempt them from certain liabilities to the extent permitted by the Companies Law. The terms of such indemnification and exemption are set forth in the form of indemnification and release agreement approved concomitantly with this Policy by the Compensation Committee and the Board, subject to approval by a general meeting of shareholders. Indemnification on these terms may be provided to any director or Executive serving or employed in such capacity as of the date of this Policy's inception, or whose term of office or employment, as the case may be, begins during the term of this Policy.

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Executives that are currently in office and that may be in office from time to time, including directors and Executives that may have a controlling interest in the Company (if such becomes applicable in the future) at a maximum aggregate limit of liability pursuant to the policies not to exceed US$10.0 million for each insurance period.

4.4	Summary of Compensation Objectives for Executives

The following is a summary of the Company’s overall compensation objectives as reflected in the compensation framework and structure described above.

•	Annual performance should serve as the basis for all variable compensation:

o	by ensuring that bonuses correlate with the execution of the Company’s annual operating plan;

o	by ensuring that specific business targets for each executive are communicated and updated when necessary; and

o	by maintaining an adequate mix of quantitative operating plan goals with non-financial performance objectives (quantitative and qualitative).

•	Incentive systems should encourage compliance with organizational processes, behavior and conduct by mandating non-payment of bonuses in circumstances of non-compliant behavior or misconduct, as well as breach of the Company’s Code of Ethics.

•	Consideration of risk management is an integral part of this Policy (i.e., cash flow and project mix risk assessments).

•	Changes in the incentive structure for all Executives may be approved by the Compensation Committee and the Board up to an immaterial amount in any one year.

5.	Compensation of Directors

5.1	Compensation of external directors, if any (as defined in the Companies Law), will be paid in accordance with the Companies Law and applicable regulations.

5.2	Compensation of non-external non-employee directors will be determined in accordance with market compensation trends.

5.3	The Compensation Committee may propose, and Board may approve, the grant of equity to directors, taking into consideration compliance with this Policy and applicable law.

6.	Examination by Independent Auditors

The calculation of Executive compensation will be reviewed annually by the Company’s independent auditor.

7.	Restitution in Case of Material Restatement

Executives will be required to make restitution, in compliance with applicable law, for payments made based on the Company’s operating performance, if such payments were based on financial statements that were subsequently restated by the Company and the Company will establish appropriate guidelines in connection with the making of such restitution.

8.	Responsibility for Communication of the Policy and Revisions thereto

The Policy, upon approval by the Board and shareholders, will be communicated to all Executives of the Company.

The Policy is the responsibility of the Compensation Committee, which will review it from time to time and propose to the Board that amendments be adopted as deemed necessary. Changes in the Policy are subject to Board and shareholder approval.

9.	Periodic Review of Executive Compensation

The Compensation Committee and the Board will, from time to time, perform an analysis of Executive compensation and examine the relationship between each such Executive’s compensation and his/her contribution to Company during period following the previous analysis. In addition, the Compensation Committee and the Board will determine whether such compensation is equitable and reasonable. As a result of such analysis, changes in the Executive’s compensation package, as well as possible amendments to this Policy, may be considered.

If it is decided that the compensation is not equitable and reasonable in relation to an Executive’s contribution or in relation to relevant market trends, a new discussion about his/her compensation package will be conducted.

Annex C: Amended and Restated Equity Incentive Plan

QUOIN PHARMACEUTICALS LTD.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

DEFINITIONS

For purposes of this Amended and Restated Equity Incentive Plan and related documents, including without limited, the Grant Notification Letter, the following definitions shall apply:

(a)	“Board” - the Board of Directors of the Company.
(b)	“Cause” - any of the following:
(i)	conviction of any felony involving moral turpitude or affecting the Company or any of its affiliates;
(ii)	any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Grantee’s direct supervisor, which involves the business of the Company or any of its affiliates and was capable of being lawfully performed;
(iii)	embezzlement of funds of the Company or any of its affiliates;
(iv)	any breach of the Grantee’s fiduciary duties or duties of care of the Company or any of its affiliates; including without limitation disclosure of confidential information of the Company or any of its affiliates;
(v)	any conduct (other than conduct in good faith), including without limitation, any act or omission, reasonably determined by the Board to be materially detrimental to the Company or any of its affiliates; and/or
(vi)	if and as such term is or may be defined under the Grantee’s employment agreement, service agreement or any other engagement agreement with the Company or any of its affiliates; and/or
(vii)	should circumstances arise as a result of which the Grantees’ employment with the Company and/or any of its affiliates is or may be terminated without severance pay.

For the avoidance of any doubt, it is hereby clarified that in any event of conflict between the definition of the term “Cause” in this Plan and the definition of the term “Cause” in a certain employment agreement, the definition in this Plan shall prevail in connection with the Option, with the Grant Notification Letter and with this Plan.

(c)	“Chairman” - the chairman of the Committee.

(d)	“Committee” - a compensation committee appointed by the Board, which shall consist of no fewer than two members of the Board.

(e)	“Company” - Quoin Pharmaceuticals Ltd., an Israeli company.

(f)	“Date of Grant” - the date of grant of an Option, as determined by the Board or the Committee and set forth in the Grantee’s Grant Notification Letter.

(g)	“Employee” - a person who is employed by the Company or any affiliate.

(h)	“Expiration Date” - the date upon which an Option shall expire, as set forth in Section 7.2 of the Plan.
(i)	“Fair Market Value” - as of any date, the value of a Share determined as follows:

(i)	If the Shares are listed on any established Share exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange, the NYSE MKT system, the New York Stock Exchange or The NASDAQ Stock Market LLC, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable;

(ii)	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

(j)	“Grantee” - a person who receives or holds an Option under the Plan.

(k)	“Grant Notification Letter” - a document to be signed between the Company and a Grantee that sets out and inform the Grantee with respect to the terms and conditions of the grant of an Option.

(l)	“Non-Employee” - a director, consultant, advisor, service provider of the Company or any affiliate, or any other person who is not an Employee.

(m)	“Option” - an option to purchase one or more Shares of the Company pursuant to the Plan.

(n)	“Plan” - this Amended and Restated Equity Incentive Plan.

(o)	“Purchase Price” - the price for each Share subject to an Option.

(p)	“Share” - the ordinary shares, without nominal value par value each, of the Company.

(q)	“Successor Company” - any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

(r)	“Transaction” –

(i)	Merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity; or
(ii)	A sale of all or substantially all of the assets of the Company,

(s)	“Vested Option” - any Option, which has already been vested according to the Vesting Dates.

(t)	“Vesting Dates” - as determined by the Board or by the Committee, the date as of which the Grantee shall be entitled to exercise the Options or part of the Options, as set forth in Section 10 of the Plan and in the Grantee’s Grant Notification Letter.

THE PLAN

1.	PURPOSE OF THE PLAN

The Plan is intended to provide an incentive to retain, in the employ of the Company and its affiliates, persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the Plan.

Incentives under the Plan shall only be issued to Grantees subject to the applicable law in their respective country of residence for tax purposes or any other purposes, as the case may be.

2.	ADMINISTRATION OF THE PLAN

2.1	The Board shall have the power to administer the Plan either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

2.2	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

2.3	The Board and/or the Committee, if applicable subject to the approval of the Board, to the extent required under applicable law (and subject further to applicable laws) shall have the full power arid authority to:

(i)	designate participants;

(ii)	determine the terms and provisions of the respective Grant Notification Letters, including, but not limited to, the number of Options to he granted to each Grantee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary:

(iii)	determine the Fair Market Value of the Shares covered by each Option;

(iv)	designate the type of Options;

(v)	alter any restrictions and conditions of any Options or Shares subject to any Options;

(vi)	interpret the provisions and supervise the administration of the Plan;

(vii)	accelerate the right of a Grantee to exercise in whole or in part, any previously granted Option;

(viii)	determine the Purchase Price of the Option;

(ix)	prescribe, amend and rescind rules and regulations relating to the Plan; and

(x)	make all other determinations deemed necessary or advisable for the administration of the Plan.

2.4	The Board or the Committee shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions, or to change the Purchase Price as the Board or the Committee may prescribe in accordance with the provisions of the Plan.

2.5	Subject to the Company’s Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

2.6	The interpretation and construction by the Committee of any provision of the Plan or of any Grant Notification Letter there under shall be final and conclusive unless otherwise determined by the Board.

2.7	Subject to the Company’s Articles of Association and the Company’s decision, and to all approvals legally required, including, but not limited to the provisions of any applicable law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

3.	DESIGNATION OF PARTICIPANTS

The persons eligible for participation in the Plan as Grantees shall include any Employees and/or Non-Employees of the Company or of any affiliate.

The grant of an Option hereunder shall neither entitle the Grantee to participate nor disqualify the Grantee from participating in, any other grant of Options pursuant to the Plan or any other option or share plan of the Company or any of its affiliates.

4.	SHARES RESERVED FOR THE SCHEME; RESTRICTION THEREON

4.1	The Company has reserved 15% of outstanding Shares, on a fully diluted basis, for the purposes of the Plan and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 6 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Shares to meet the requirements of the Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the Plan or under the Company’s other share option plans.

4.2	Each Option granted pursuant to the Plan, shall be evidenced by a written Grant Notification Letter between the Company and the Grantee, in such form as the Board or the Committee shall from time to time approve. Each Grant Notification Letter shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder, the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this Plan.

5.	PURCHASE PRICE

5.1	The Purchase Price of each Share subject to an Option shall be determined by the Board and/or the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Grant Notification Letter will contain the Purchase Price determined for each Grantee.

5.2	Without derogating from the above and in addition thereto, the Purchase Price of each Share subject to an Option shall be payable upon the exercise of an Option in the following acceptable forms of payment:

(i)	cash, check or wire transfer;

(ii)	at the discretion of the Committee, through delivery of Share (including other Share subject to the Options being exercised) having a Fair Market Value equal as of the date of exercise to the Purchase Price of the Share purchased and acquired upon the exercise of the Option, or by a different form of cashless exercise method through a third party broker as approved by the Committee;

(iii)	at the discretion of the Committee, any combination of the methods of payment permitted by any paragraph of this Section 5.2.

5.3	The Purchase Price shall he denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

6.	ADJUSTMENTS

 Upon the occurrence of any of the following described events, Grantee’s rights to purchase Shares under the Plan shall be adjusted as hereafter provided:

6.1	In the event of Transaction, the unexercised Options then outstanding under the Plan shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Grant Notification Letters shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Grantee of the Transaction in such form and method as it deems applicable at least 7 days prior to the effective date of such Transaction.

6.2	Notwithstanding the above and subject to any applicable law, the Board or the Committee shall have full power and authority to determine that in certain Grant Notification Letters there shall be a clause instructing that, if in any such Transaction as described in Section 6.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that, subject to and contingent on the closing of such Transaction, (i) any unvested Option or any portion thereof shall he immediately vested as of the date which is 7 days prior to the effective date of the Transaction; and/or (ii) if not exercised on or before the effective date of the Transaction, such Option shall expire.

6.3	For the purposes of Section 6.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

6.4	The Board or the Committee shall have full power and authority to determine that in certain Grant Notification Letters there shall be a clause instructing that, if the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the Plan, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have 7 days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such 7 days period, all remaining outstanding Options will terminate immediately.

6.5	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a cash dividend, share dividend (bonus shares), distribution of subscription rights, share split, combination or exchange of shares, recapitalization, spin-off or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the Plan or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Plan (as set forth in Section 6 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will he determined by the Board whose determination shall be final.

7.	TERM AND EXERCISE OF OPTIONS

7.1	Options shall be exercised by the Grantee by giving written notice to the Company and/or to any third party designated by the Company (the: “Representative”), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

7.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Grant Notification Letter; (ii) the expiration of any extended period in any of the events set forth in Section 7.5 below, or (iii) ten (10) years from their Date of Grant.

7.3	The Options may be exercised by the Grantee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 7.5 below, the Grantee is employed by or providing services to the Company or any of its affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

7.4	Subject to the provisions of Section 7.5 below, in the event of termination of Grantee’s employment or services, with the Company or any of its affiliates, all Options granted to such Grantee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Grantee’s Option shall not vest and shall not become exercisable and the Grantee shall have no claim against the Company and/or its affiliate that his/her Options were prevented from continuing to vest as of such termination. Notwithstanding anything to the contrary mentioned above, a Grantee shall not cease to be an Employee only due to the transfer of such Employee’s employment among the Company and its affiliates.

7.5	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Grantee’s Grant Notification Letter, an Option may be exercised after the date of termination of Grantee’s employment or service with the Company or any affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)	termination is the result of death or disability of the Grantee, in which event any Vested Option still in force and unexpired may he exercised within a period of twelve (12) months after the date of such termination; or-

(iii)	prior to the date of such termination, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Grantee shall not have any right in connection to such outstanding Options.

7.6	Any form of Grant Notification Letter authorized by the Plan may contain such other provisions as the Committee may, from time to time, deem advisable.

7.7	The Options and any underlying Shares are extraordinary, one-time benefits granted to the Grantee and are not and shall not be deemed a salary component for any purpose whatsoever, including in connection with calculating severance compensation tinder applicable law.

7.8	Neither the Grantee nor any other person, as the case may be, shall have any claim to be granted any Options, and there is no obligation by the Company for uniformity of treatment of Grantees or their beneficiaries (if applicable). The terms and conditions of the Options granted under this Plan and any of the hoard’s determinations and interpretations with respect thereto need not be the same with respect to each Grantee (whether or not such Grantees are similarly situated).

8.	VESTING OF OPTIONS

8.1	Subject to the provisions of the Plan, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Grant Notification Letter. However, no Option shall be exercisable after the Expiration Date.

8.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

9.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Grantee and held by the Grantee or by the Trustee, as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends.

10.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under the Plan is expressly conditioned upon:

(i)	the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations, or;

(ii)	representations and undertakings by the Grantee (or his legal representative, heir or legatee, in the event of the Grantee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable.

Such required representations and undertakings may include representations and agreements that such Grantee (or his legal representative, heir, or legatee):

(i)	is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and;

(ii)	agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (a) any representations and undertakings which such Grantee has given to the Company or a reference thereto, and (b) that, prior to effecting any sale or other disposition of any such Shares, the Grantee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules and regulations of the United States or any other state having jurisdiction over the Company and the Grantee.

11.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, other than by will or by laws of decent and distribution, or as specifically otherwise allowed under the Plan, except as specifically allowed under the Plan, and during the lifetime of the Grantee each and all of such Grantee’s rights to purchase Shares hereunder shall be exercisable only by the Grantee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

12.	EFFECTIVE DATE, DURATION, AMENDMENTS OR TERMINATION OF THE SCHEME

12.1	The Plan shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adoption (the: ‘‘Termination Date”).

12.2	The Company shall obtain the approval of the Company’s shareholders for the adoption of this Plan and/or the Annexes thereto, or for any amendment to this Plan and/or the Annexes thereto, if shareholders’ approval is required under any applicable law including without limitation the U.S. securities law or the securities laws of other jurisdiction applicable to Options granted to Grantees under this Plan and/or the Annexes thereto, or if shareholders’ approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the U.S. Securities and Exchange Commission.

12.3	The Board may at any time, subject to the provisions of Section 12.2 above and all applicable law, amend, alter, suspend or terminate the Plan, provided, however, that

(i)	the Board may not extend the term of the Plan specified in Section 12.1 above and;

(ii)	no amendment, alteration, suspension or termination of the Plan shall impair the rights of any Grantee, unless mutually agreed otherwise by the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company.

Earlier termination of the Plan prior to the Termination Date shall not affect the Board’s ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such earlier termination.

13.	SIIAREHOLDERS RIGHTS AND VOTING RIGHTS

13.1	Rights as Shareholder: Unless stated otherwise in the Plan, the Grantee shall not have any rights as a shareholder in relation to Options granted to him under this Plan, and that is until the registration of the Grantee, or the Trustee on behalf of the Grantee, as a shareholder in the register of shareholders of the Company.

13.2	Voting Rights: As long as the exercised Shares are held by the Trustee for the benefit of Grantee, the Grantee is entitled to vote with respect of the exercised Shares. The company will send notices of general meetings of the Company to the Trustee, and the Trustee shall transfer such notices to the Grantee. Grantee wishing to attend general meetings of the Company or to exercise his right to vote in respect to the exercised shares held on his behalf by the Trustee, the Grantee shall approach the Trustee in writing at least four days prior to the meeting, and the Trustee shall transfer to the Grantee the power of attorney to attend the general meeting and to vote in respect of the exercised Shares held for the benefit of the Grantee with the Trustee, all- subject to the mechanism established by the Company to all its shareholders.

14.	GOVERNMENT REGULATIONS

 The Plan, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

15.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the Plan nor the Grant Notification Letter with the Grantee shall impose any obligation on the Company or an Affiliate thereof, to continue any Grantee in its employ or service, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

16.	GOVERNING LAW & JURISDICTION

The Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to he performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole Jurisdiction in any matters pertaining to the Plan.

17.	TAX CONSEQUENCES

17.1	Any tax consequences to any Grantee arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its affiliates, or the Grantee) hereunder shall be borne solely by the Grantee. The Company and/or its affiliates shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its affiliates and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

17.2	The Company shall not be required to release any Share certificate to a Grantee until all required payments have been fully made.

18.	NON-EXCLUSIVITY OF THE SCHEME

 The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

 For the avoidance of doubt, prior grant of options to Grantees of the Company under their employment agreements, and not in the framework of any previous option scheme, shall not be deemed an approved incentive arrangement for the purpose of this Section.

19.	MULTIPLE AGREEMENTS

 The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Board may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee.

20.	RULES PARTICULAR TO SPECIFIC COUNTRIES

 Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be adjusted with respect to a particular country by means of an addendum to the Plan in the form of an annex (the: “Annex”), and to the extent that the terms and conditions set forth in the Annex conflict with any provisions of the Plan, the provisions of the Annex shall govern. Terms and conditions set forth in the Annex shall apply only to Options issued to Grantees under the jurisdiction of the specific country that is subject of the Annex and shall not apply to Options issued to any other Grantee. The adoption of any such Annex shall he subject to the approval of the Board and if required the approval of the shareholders of the Company.

QUOIN PHARMACEUTICALS LTD.

ANNEX A – ISRAEL
TO THE AMENDED AND RESTATED EQUITY INCENTIVE PLAN

DEFINITIONS

For purposes of this Annex and the Grant Notification Letter, the following definitions shall apply:

(a)	“Affiliate” - any “employing company” within the meaning of Section 102(a) of the Ordinance.
(b)	“Approved 102 Option” - an Option granted pursuant to Section 102(b) of the Ordinance and held in ;rust by a Trustee for the benefit of the Grantee.
(c)	“Capital Gain Option (CGO)” - an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.
(d)	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance,
(e)	“Employee” - a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.
(f)	“ITA” - the Israeli Tax Authorities.
(g)	“Non-Employee” - a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.
(h)	“Ordinary Income Option (OIO)” - an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.
(i)	“102 Option” - any Option granted to Employees pursuant to Section 102 of the Ordinance.
(j)	“3(i) Option” - all Option granted pursuant to Section 3(i) of the Ordinance to any person who is a Non-Employee.
(k)	“Ordinance” - the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.
(l)	“Section 102” - Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.
(m)	“Trustee” - any individual or entity appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section I 02(a) of the Ordinance.
(n)	“Unapproved 102 Option” - an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

For the avoidance of any doubt, it is hereby clarified that any capitalized terms not specifically defined in this Annex shall be construed according to the interpretation given to it in the Plan.

1.	GENERAL

1.1	This Annex (the: “Annex”) shall apply only to Grantees who are residents of the state of Israel at the Date of Grant or those who are deemed to be residents of the state of Israel for the payment of tax at the Date of Grant. The provisions specified hereunder shall form an integral part of the Amended and Restated Equity Incentive Plan of Quoin Pharmaceuticals Ltd. (hereinafter: the “Plan”), which applies to the issuance of options to purchase Shares of Quoin Pharmaceuticals Ltd. (hereinafter: the “Company”). According to the Plan, options to purchase the Company’s Shares may be issued to employees, directors, consultants and service provides of the Company or its affiliates.
1.2	This Annex is effective with respect to Options granted following Amendment no. 132 of the Ordinance, which entered into force on January 1, 2003.
1.3	This Annex is to be read as a continuation of the Plan and only modifies options granted to Israeli Grantees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 (as specified herein), as may be amended or replaced from time to time. For the avoidance of doubt, this Annex does not add to or modify the Plan in respect of any other category of Grantees.
1.4	The Plan and this Annex are complementary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Annex and the Plan, the provisions set out in the Annex shall prevail.

2.	ISSUANCE OF OPTIONS

2.1	The persons eligible for participation in the Plan as Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.
2.2	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.
2.3	The grant of Approved 102 Options shall be made tinder this Annex adopted by the Board, and shall be conditioned upon the approval of this Annex by the ITA.
2.4	Approved 102 Options may either be classified as Capital Gain Options (“CGOs”) or Ordinary income Options (“OIOs”).
2.5	No Approved 102 Options may be granted under this Annex to any eligible Employee, unless and until, the Company’s election of the type of Approved 102 Options as CGO or 010 granted to Employees (the: “Election”), is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of an Approved 102 Option under this Annex and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Grantees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.
2.6	All Approved 102 Options must be held in trust by a Trustee, as described in Section 3 below.
2.7	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102.
2.8	Implementation of the mechanisms set out in Sections 2.4 and 5.2(ii) of the Plan shall require the obtaining of a tax ruling from ITA.

3.	TRUSTEE

3.1	Approved 102 Options which shall be granted under this Annex and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the: “Holding Period”). In the case the requirements for Approved 102 Options are not met, the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.
3.2	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Grantee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.
3.3	With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Grantee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Grantee.
3.4	Upon receipt of Approved 102 Option, the Grantee will sign an undertaking in which he or she will give his or her consent to the grant of the Option under Section 102, and will undertake to comply with the terms of Section 102 and the trust agreement between the Company and the Trustee.

4.	THE OPTIONS

The terms and conditions, upon which the Options shall be issued and exercised, shall be as specified in the Grant Notification Letter to be executed pursuant to the Plan and to this Annex. Each Grant Notification Letter shall state, inter alia, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the vesting provisions and the Purchase Price.

5.	FAIR MARKET VALUE

Without derogating from the definition of “Fair Market Value” enclosed in the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant of the CGOs, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

6.	EXERCISE OF OPTIONS

6.1	Options shall be exercised by the Grantee by giving a written notice to the Company and/or to any third party designated by the Company (the: “Representative”), in such form and method as may be determined by the Company and, when applicable, by the Trustee, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price for the number of Shares with respect to which the option is being exercised, at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the option is being exercised.
6.2	Without derogating from Section 4.2 of the Plan, and in addition thereto, with respect to Approved 102 Options, any shares of Common Stock allocated or issued upon the exercise of an Approved 102 Option, shall be voted in accordance with the provisions of Section 102 and any rules, regulations or orders promulgated thereunder.

7.	ASSIGNABILITY AND SALE OF OPTIONS

7.1	Notwithstanding any other provision of the Plan, no Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Grantee each and all of such Grantee’s rights to purchase Shares hereunder shall be exercisable only by the Grantee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

7.2	As long as Options or Shares purchased pursuant to thereto are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

8.	INTEGRATION OF SECTION 102 AND TAX ASSESSING OFFICER’S PERMIT

8.1	With regards to Approved 102 Options, the provisions of the Plan and/or the Annex and/or the Grant Notification Letter shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of the Annex and of the Grant Notification Letter.
8.2	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Annex or the Grant Notification Letter, shall be considered binding upon the Company and the Grantees.

9.	DIVIDEND

Subject to the Company’s Articles of Association, with respect to all Shares (but excluding, for avoidance of any doubt, any unexercised options) allocated or issued upon the exercise of Options and held by the Grantee or by the Trustee as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such shares, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

10.	TAX CONSEQUENCES

10.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Grantee), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.
10.2	The Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Grantee until all required payments have been fully made.
10.3	With respect to Unapproved 102 Option, if the Grantee ceases to be employed by the Company or any Affiliate. The Grantee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	GOVERNING LAW & JURISDICTION

This Annex shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Annex.

Annex D: Form of Indemnification and Release Agreement

INDEMNIFICATION AND RELEASE AGREEMENT

THIS INDEMNIFICATION AND RELEASE AGREEMENT (the “Agreement”), dated as of , 20 , is entered into by and between Quoin Pharmaceuticals Ltd., an Israeli company (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto (the “Indemnitee”).

WHEREAS,      Indemnitee is an Office Holder (“Nosei Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law” respectively), of the Company;

WHEREAS,      both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,      the Amended and Restated Articles of Association of the Company (the “Articles of Association”) authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,      the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,      in recognition of Indemnitee’s need for adequate protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law and the Articles of Association for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof (a "Subsidiary") or any other corporation, collaboration, partnership, joint venture, trust or other enterprise (an "Affiliate"), in which Indemnitee serves at any time at the request of the Company (the “Representative Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Representative Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity with respect to his or her Representative Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Representative Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events:"

1.1.1.	Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.	Reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial liability in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “financial sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.	Reasonable Expenses expended by or imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted or in which Indemnitee convicted of an offence that does not require proof of mens rea; and

1.1.4.	Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5758-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses, to the extent the Company has agreed to indemnify the same under this Agreement, in accordance with the provisions of Section 1.3.

1.2.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 with respect to the specific events described in Exhibit A during any period of three years, shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Company undertook to indemnify multiple persons under agreements similar to this Agreement (the “Indemnifiable Persons”) the Limit Amount for the three year period commencing on October 28, 2021 ( the “Merger Date”), and for every subsequent three year period, shall apply to all Indemnifiable Persons, in the aggregate, and if the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons during the relevant three year period, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits do not or are no longer required by the Companies Law.

1.3.	If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.	The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers liability insurance.

1.6.	The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, except to the extent permitted by applicable law, the Company will not indemnify the Indemnitee for any amount the Indemnitee may be obligated to pay in respect of: (i) a breach of the Indemnitee’s duty of loyalty to the Company or Subsidiaries or Affiliates, unless committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the Company or a Subsidiary or Affiliate; (ii) a breach of the Indemnitee’s duty of care to the Company or a Subsidiary or Affiliate committed intentionally or recklessly; (iii) an action or omission taken by the Indemnitee with the intent of unlawfully realizing personal gain; (iv) a fine, monetary sanction, forfeit or penalty imposed upon the Indemnitee; or (v) with respect to proceedings or claims initiated or brought voluntarily by the Indemnitee against the Company or a Subsidiary or Affiliate, other than by way of defense, by way of third party notice to the Company or a Subsidiary or Affiliate, or by way of countersuit in connection with claims brought against the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, as well as (to the extent applicable) any comparable legislation in the country in which the Indemnitee is resident, which is not considered a taxable benefit.

4.	SUBROGATION.

Notwithstanding anything to the contrary herein, the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or another indemnification agreement, including, without limitation, an indemnification undertaking provided by a Subsidiary or an Affiliate, other than for amounts which are in excess of the amounts actually paid to the Indemnitee pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), all within the limits set forth in this Agreement. In order to eliminate any duplication of benefits, the Company will be entitled to receive any amount collected by Indemnitee from a third party in connection with liabilities actually indemnified hereunder, up to the amount actually paid to Indemnitee by the Company as indemnification hereunder, to be transferred by Indemnitee to the Company within fifteen (15) days following the receipt of the said amount. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

Without derogating from Section 4, the Company hereby acknowledges that the Indemnitee has now or may have in the future certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (the “Third Party Indemnitor”), and the Company hereby agrees (i) that the Company is the indemnitor of first resort (i.e., its obligations to the Indemnitee are primary and any obligation of any Third Party Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnitee are secondary), (ii) it shall be required to advance the full amount of expenses incurred by the Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the fullest extent legally permitted and as required by the terms of this Agreement and/or the Articles of Association (or any other agreement between the Company and the Indemnitee), without regard to any rights the Indemnitee may have against the Third Party Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases any Third Party Indemnitor from any and all claims against any Third Party Indemnitor for contribution, subrogation or any other recovery of any kind of respect of the subject matters of this Agreement. Without altering or expanding any of the Company's indemnification obligations hereunder, the Company further agrees that no advancement or payment by any Third Party Indemnitor on the Indemnitee's behalf with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and any Third Party Indemnitor shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnitee against the Company. The Company and the Indemnitee agree that the Third Party Indemnitors are express third party beneficiaries of the terms of this Section 5.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the Company’s principal place of business (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee and the Company shall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability for any damage that arises from the breach of the Office Holder’s duty of care (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Representative Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law or the Articles of Association adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Indemnitee at the address set forth on the signature page hereto, or to the Company at its principal place of business, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the tenth day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. This Agreement cancels and replaces any preceding letter of indemnification or arrangement for indemnification that may have been issued to Indemnitee by the Company or any Subsidiary (including, for the avoidance of doubt, any undertakings regarding indemnification and advancement of expenses contained in an employment agreement). Notwithstanding the foregoing, the indemnification obligation set forth in this Agreement will also apply, subject to the terms, conditions and limitations set forth in this Agreement, with respect to actions performed, or omissions committed, in the Indemnitee’s capacity as an Office Holder of the Company or a Subsidiary or an Affiliate, during the period prior to the date of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party, except as set forth in Section 5. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

The obligations of the Company under this Agreement shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Agreement and any provision of law which cannot be conditioned upon, changed or added to, the said provision of law shall supersede the specific provision in this Agreement, but shall not limit or diminish the validity of the remaining provisions of this Agreement.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re- enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Quoin Pharmaceuticals Ltd.

By:
Name: Dr. Michael Myers
Title: Chief Executive Officer

Indemnitee:

Name:

Signature:

Address:

EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT

1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.

2.	Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing; any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti- competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.

4.	Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

5.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

6.	Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, including without limitation, the performance of pre-clinical and clinical trials on such products, whether performed by the Company or by third parties on behalf of the Company, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

9.	Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

10.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

11.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

12.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.	Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

19.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.

20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other "distribution" as such term is defined under the Companies Law.

22.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third- party systems).

23.	The Limit Amount for all Indemnifiable Persons during each relevant period referred to in Section 1.2 of the Indemnification and Release Agreement (excluding, for the avoidance of doubt, the former Directors and Officers of the Company who are beneficiaries of the “run-off” insurance purchased on their behalf on or prior to the Merger Date) for all events described in this Exhibit A (in Sections 1-22 (inclusive) above), shall be the greater of:

(a)	twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification; and

(b) US$35.0 million.

*            Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Representative Capacity.